NXT ENERGY SOLUTIONS INC.

Consolidated Financial Statements
For the year ended
December 31, 2019

KPMG

KPMG LLP
205 5th Avenue SW
Suite 3100
Calgary AB T2P 4B9
Telephone (403) 691-8000
Fax (403) 691-8008
www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors NXT Energy Solutions Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of NXT Energy Solutions Inc. (the "Company") as of December 31, 2019 and 2018, the related consolidated statements of income (loss) and comprehensive income (loss), changes in shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2019, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of operations and its cash flows for each of the years in the three year period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for leases as of January 1, 2019 due to the adoption of Accounting Standards Codification Topic 842, *Leases*.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. KPMG Canada provides services to KPMG LLP.

KPMG

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

KPMG LLP

Chartered Professional Accountants

We have served as the Company's auditor since 2006.

Calgary, Canada
April 13, 2020

3

NXT ENERGY SOLUTIONS INC.
Consolidated Balance Sheets
(Expressed in Canadian dollars)

	December 31,	December 31,
	2019	2018
Assets
Current assets
Cash and cash equivalents	$2,858,245	$339,532
Short-term investments (Note 3)	3,781,512	3,900,000
Accounts receivable (Note 4)	1,384,315	61,279
Note receivable (Note 5)	324,700	-
Prepaid expenses	97,132	65,159
	8,445,904	4,365,970
Long term assets
Deposits (Note 6)	535,554	560,341
Property and equipment (Note 7)	677,647	683,157
Right of use Assets (Note 8)	3,063,769	-
Intellectual property (Note 9)	17,970,067	19,654,800
	$30,692,941	$25,264,268
Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities (Note 10)	$448,928	$499,535
Contract Obligations (Note 11)	131,386	-
Current portion of capital lease obligation (Note 13)	736,408	42,603
	1,316,722	542,138
Long-term liabilities
Long-term lease obligation (Note 13)	2,669,736	42,515
Asset retirement obligation (Note 12)	21,481	26,778
Other liabilities and Deferred charges	-	441,368
	2,691,217	510,661
	4,007,939	1,052,799
Commitments and contingencies (Note 14)
Shareholders' equity
Common shares (Note 15): - authorized unlimited
Issued: 64,406,891 (2018 - 68,573,558) common shares	95,313,064	96,656,248
Contributed capital	9,306,493	9,262,684
Deficit	(78,645,489)	(82,418,397)
Accumulated other comprehensive income	710,934	710,934
	26,685,002	24,211,469
	$30,692,941	$25,264,268

Signed "George Liszicasz"	Signed "Bruce G. Wilcox"
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

[1]

NXT ENERGY SOLUTIONS INC.
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
(Expressed in Canadian dollars)

	For the year ended December 31,
	2019	2018	2017
Revenue
Survey revenue (Note 21)	$11,976,149	$-	$-
Expenses
Survey costs, net (Note 22)	2,611,086	1,103,946	1,289,429
General and administrative expenses	3,497,785	3,999,089	4,960,961
Stock based compensation expense (Note 17)	43,809	386,154	581,356
Amortization expense (Note 7, 8 & 9)	1,781,181	1,790,267	1,897,576
	7,933,861	7,279,456	8,729,322
Other expenses (income)
Interest expense (income), net	(20,684)	(62,004)	4,485
Foreign exchange (gain) loss	233,231	(19,852)	69,676
Intellectual property and other	56,833	(43,428)	91,370
Gain on extinguishment of liability (Note 24)	-	(185,661)	-
	269,380	(310,945)	165,531

Income (loss) before income taxes	3,772,908	(6,968,511)	(8,894,853)
Income tax expense (Note 18)
Current	-	-	75,545

Net income (loss) and comprehensive income (loss)	3,772,908	(6,968,511)	(8,970,938)
Net income (loss) per share (Note 16)
Basic	0.06	(0.11)	(0.16)
Diluted	0.06	(0.11)	(0.16)

The accompanying notes are an integral part of these consolidated financial statements.

[2]

NXT ENERGY SOLUTIONS INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	For the year ended December 31,
	2019	2018	2017
Cash provided by (used in):
Operating activities
Comprehensive income (loss) for the period	$3,772,908	$(6,968,511)	$(8,970,398)
Items not affecting cash:
Stock based compensation expense (Note 17)	43,809	386,154	581,356
Amortization expense (Notes 7, 8 & 9)	1,781,181	1,790,267	1,897,576
Settlement of payable with shares	-	-	95,181
Non-cash changes to asset retirement obligation	2,068	(29,925)	1,462
Non-cash lease and interest expense	(171,056)	-	-
Valuation allowance of Bolivian Tax credits	-	-	207,682
Unrealized Foreign exchange	121,578	(19,853)	-
Amortization of deferred gain on sale of aircraft	-	(155,301)	(103,534)
Gain on settlement of liabilities and Deferred Rent	-	(188,580)	(3,018)
Change in non-cash working capital balances (Note 20)	(1,464,695)	(858,170)	829,014
ARO liabilities settled	(7,366)	-	-
	305,519	924,592	3,505,719
Net cash (used in) operating activities	4,078,427	(6,043,919)	(5,464,679)

Financing activities
Net funds used in targeted issuer bid (Note 15)	(1,343,184)	-	-
Proceeds from exercise of stock options	-	5,067	35,995
Net Proceeds from Rights Offering	-	-	2,029,867
Cost of equity-based transaction with non-employees	-	-	(6,149)
Net Proceeds from Private Placement	-	9,211,351	-
Repayment of capital lease obligation	(42,603)	(39,579)	(36,769)
Net cash from (used in) financing activities	(1,385,787)	9,176,839	2,022,944

Investing activities
Purchase of property and equipment, net	(216,691)	(10,006)	3,133,531
Decrease (increase) in short-term investments and Deposits	42,764	(2,950,000)	(15,674)
Net cash from (used in) investing activities	(173,927)	(2,960,006)	3,117,857

Net increase (decrease) in cash and cash equivalents	2,518,713	172,914	(323,878)
Cash and cash equivalents, beginning of the period	339,532	166,618	490,496
Cash and cash equivalents, end of the period	$2,858,245	$339,532	$166,618

Supplemental information
Cash interest (received)	(16,724)	(58,889)	4,487
Cash taxes paid	-	-	72,587

The accompanying notes are an integral part of these consolidated financial statements.

[3]

NXT ENERGY SOLUTIONS INC.
Consolidated Statements of Shareholders' Equity
(Expressed in Canadian dollars)

	For the Year ending December 31,
	2019	2018	2017
Common Shares
Balance at beginning of the period (Note 15)	$96,656,248	$88,121,286	$85,966,393
Shares purchased and retired during the year (Note 15)	(1,343,184)	-	-
Issuance of Common Stock on Private Placement (Note 15)	-	8,387,451	-
Rights Offering & Finder’s Fee (Note 15)	-	136,003	2,029,867
Issued upon exercise of stock options	-	5,067	35,995
Transfer from contributed capital upon exercise of stock options	-	6,441	-
Equity-based transaction with non-employee	-	-	89,031
Balance at end of the period	95,313,064	96,656,248	88,121,286
Contributed Capital
Balance at beginning of the period	9,262,684	8,195,075	7,613,719
Issuance of warrants on Private Placement (Note 15)	-	687,896	-
Recognition of stock based compensation expense	43,809	386,154	581,356
Contributed capital transferred to common shares upon exercise of stock options	-	(6,441)	-
Balance at end of the period	9,306,493	9,262,684	8,195,075
Deficit
Balance at beginning of the period	(82,418,397)	(75,449,886)	(66,479,488)
Net income (loss) and comprehensive income (loss) for the period	3,772,908	(6,968,511)	(8,970,398)

Balance at end of the period	(78,645,489)	(82,418,397)	(75,449,886)
Accumulated Other Comprehensive Income
Balance at beginning and end of the period	710,934	710,934	710,934
Total Shareholders' Equity at end of the period	26,685,002	24,211,469	21,577,409

The accompanying notes are an integral part of these consolidated financial statements.

[4]

NXT ENERGY SOLUTIONS INC.

Notes to the Audited Consolidated Financial Statements
As at and for the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars unless otherwise stated)

1. The Company and future operations

NXT Energy Solutions Inc. (the "Company" or "NXT") is a publicly traded company based in Calgary, Alberta Canada.

NXT's proprietary Stress Field Detection ("SFD®") technology is an airborne survey system that is used in the oil and natural gas exploration industry to identify subsurface trapped fluid accumulations.

These consolidated financial statements have been prepared on a going concern basis.  The going concern basis of presentation assumes that NXT will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  However, NXT's future financial results and its longer term success remains dependent upon the ability to continue to attract and execute client projects to build its revenue base. NXT continues to develop its pipeline of opportunities to secure new revenue contracts. The Company’s longer-term success remains dependent upon its ability to convert these opportunities into successful contracts and to continue to attract new client projects and expand the revenue base to a level sufficient to exceed fixed operating costs and continue to generate positive cash flow from operations.  The occurrence and timing of these events cannot be predicted with certainty.

2. Significant Accounting Policies

Basis of Presentation

These consolidated financial statements for the year ended December 31, 2019 have been prepared by management in accordance with generally accepted accounting principles of the United States of America ("US GAAP”).

Consolidation

These consolidated financial statements reflect the accounts of the Company and its wholly owned subsidiaries (all of which are inactive). All significant inter-company balances and transactions among NXT and its subsidiaries have been eliminated and are therefore not reflected in these consolidated financial statements.

Estimates and Judgements

Estimates made relate primarily to the use of the going concern assumption, estimated useful lives, and the valuation of intellectual property and property and equipment, the measurement of stock-based compensation expense, valuation of deferred income tax assets, and estimates for asset retirement obligations. The estimates and assumptions used are based upon management's best estimate. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period when determined. Actual results may differ from those estimates.

[5]

NXT ENERGY SOLUTIONS INC.

Notes to the Audited Consolidated Financial Statements
As at and for the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars unless otherwise stated)

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and short term GICs with an original maturity less than 90 days from the date of acquisition.

Short Term Investments

Short term investments consist of short term GICs, with original maturity dates greater than 90 days and up to one year.

Fair Value of Derivative Instruments

Derivative Instruments

Derivative instruments are recognized on the balance sheet at fair value with any changes in fair value between periods recognized in the determination of net income (loss) for the period. NXT does not apply hedge accounting to any of its derivatives. As at December 31, 2019 and 2018, NXT had no outstanding derivative instruments.

Fair Value Measures

For any balance sheet items recorded at fair value on a recurring basis or non-recurring basis, the Company is required to classify the fair value measure into one of three categories based on the fair value hierarchy noted below.

In Level I, the fair value of assets and liabilities is determined by reference to quoted prices in active markets for identical assets and liabilities that the Company has the ability to assess at the measurement date.

In Level II, determination of the fair value of assets and liabilities is based on the extrapolation of inputs, other than quoted prices included within Level I, for which all significant inputs are observable directly or indirectly. Such inputs include published exchange rates, interest rates, yield curves and stock quotes from external data service providers. Transfers between Level I and Level II would occur when there is a change in market circumstances.

In Level III, the fair value of assets and liabilities measured on a recurring basis is determined using a market approach based on inputs that are unobservable and significant to the overall fair value measurement. Assets and liabilities measured at fair value can fluctuate between Level II and Level III depending on the proportion of the value of the contract that extends beyond the time frame for which inputs are considered to be observable. As contracts near maturity and observable market data becomes available, the contracts are transferred out of Level III and into Level II.

[6]

NXT ENERGY SOLUTIONS INC.

Notes to the Audited Consolidated Financial Statements
As at and for the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars unless otherwise stated)

Deposits

Deposits consist of security payments made to lessors for the Company’s office and aircraft lease. They are classified as long term if the lease end date is greater than one year.

Property and Equipment

Property and equipment is recorded at cost, less accumulated amortization, which is recorded over the estimated service lives of the assets using the following annual rates and methods:

Computer hardware (including survey equipment)	30% declining balance
Aircraft	10% declining balance
Furniture and other equipment	20% declining balance
Leasehold improvements	10% declining balance

Impairment of Long-Lived Assets

The Company reviews long-lived assets, which includes property, equipment and intellectual property for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. When indictors of impairment exist, the Company first compares the total of the estimated undiscounted future cash flows or the estimated sale price to the carrying value of an asset. If the carrying value exceeds these amounts, an impairment loss is recognized for the excess of the carrying value over the estimated fair value of the asset.

Intellectual Property

Intellectual property acquired is recorded at cost, less accumulated amortization, which is recorded over the estimated minimum useful life of the assets. Intellectual property is also subject to ongoing tests of potential impairment of the recorded net book value.

Research and Development Expenditure

Research and development ("R&D") expenditures incurred to develop, improve and test the SFD® survey system and related components are expensed as incurred. Any intellectual property that is acquired for the purpose of enhancing research and development projects, if there is no alternative use for the intellectual property, is expensed in the period acquired. No significant external R&D was incurred in the years ended 2019, 2018 and 2017.

Foreign Currency Translation

The Company's functional currency is the Canadian dollar. Revenues and expenses denominated in foreign currencies are translated into Canadian dollars at the average exchange rate for the applicable period. Shareholders' equity accounts are translated into Canadian dollars using the exchange rates in effect at the time of the transaction. Monetary assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the end of the applicable period. Non-monetary assets and liabilities are recorded at the relevant exchange rates for the period in which the balances arose. Any related foreign exchange gains and losses resulting from these translations are included in the determination of net income (loss) for the period.

[7]

NXT ENERGY SOLUTIONS INC.

Notes to the Audited Consolidated Financial Statements
As at and for the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars unless otherwise stated)

Income Taxes

NXT follows the asset and liability method of accounting for income taxes. This method recognizes deferred income tax assets and liabilities based on temporary differences in reported amounts for financial statement and income tax purposes, at the income tax rates expected to apply in the future periods when the temporary differences are expected to be reversed or realized. The effect of a change in income tax rates on deferred income tax assets and deferred income tax liabilities is recognized in income in the period when the tax rate change is enacted. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized.

Stock Based Compensation Expense

NXT follows the fair value method of accounting for stock options that are granted to acquire common shares under NXT's stock option plan. Under this method, an estimate of the fair value of the cost of stock options that are granted to employees, directors and consultants is calculated using the Black-Scholes option pricing model and charged to income over the future vesting period of the stock options, with a corresponding increase recorded in contributed capital. Upon exercise of the stock options, the consideration received by NXT, and the related amount which was previously recorded in contributed capital, is recognized as an increase in the recorded value of the common shares of the Company.

Income (Loss) Per Share

Basic income (loss) per share amounts are calculated by dividing net income (loss) by the weighted average number of common shares that are outstanding for the fiscal period. Shares issued during the period are weighted for the portion of the period that the shares were outstanding. Diluted income per share, in periods when NXT has net income, is computed using the treasury stock method, whereby the weighted average number of shares outstanding is increased to include any additional shares that would be issued from the assumed exercise of stock options and common share purchase warrants. The incremental number of shares added under the treasury stock method assumes that outstanding stock options and warrants that are exercisable at exercise prices below the Company's average market price (i.e. they were “in-the-money”) for the applicable fiscal period are exercised and then that number of incremental shares is reduced by the number of shares that could have been repurchased by the Company from the issuance proceeds, using the average market price of the Company’s shares for the applicable fiscal period.

No addition to the basic number of shares is made when calculating the diluted number of shares if the diluted per share amounts become anti-dilutive (such as occurs in the case where there is a net loss for the period).

Revenue

The performance obligation for NXT is the acquisition, processing, interpretation and integration of Stress Field Detection (SFD®) data. Revenue from the sale of SFD® survey contracts (net of any related foreign value added taxes) is recognized over time by measuring the progress toward satisfaction of its performance obligation to the customer. All funds received or invoiced in advance of recognition of revenue are reflected as contract obligations and classified as a current liability on our balance sheet.

The Company uses direct survey costs as the input measure to recognize revenue in any fiscal period. The percentage of direct survey costs incurred to date over the total expected survey costs to be incurred, provides an appropriate measure of the stage of the performance obligation being satisfied over time.

[8]

NXT ENERGY SOLUTIONS INC.

Notes to the Audited Consolidated Financial Statements
As at and for the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars unless otherwise stated)

Leases

On January 1, 2019, NXT adopted ASC Topic 842, Leases (“Topic 842”) and related amendments, using the modified retrospective approach recognizing a cumulative effect adjustment at the beginning of the reporting period in which Topic 842 was applied. Results for reporting periods beginning after January 1, 2019, are presented in accordance with Topic 842, while prior periods have not been restated and are reported in accordance with ASC Topic 840, Leases (“Topic 840”). On transition, NXT elected certain practical expedients permitted under Topic 842 which include:
a)
No reassessment of the classification of leases previously assessed under Topic 840.
b)
The use of hindsight in determining the lease term where the contract contains terms to extend or terminate the lease.

The policy and disclosures required under Topic 842 are included in Note 13, Leases.

In accordance with Topic 842, NXT recognized a ROU asset and corresponding lease liability for all operating leases on the Consolidated Balance Sheet. Prior to the adoption of Topic 842, operating leases were not recognized on the Consolidated Balance Sheet. There was no impact to finance leases on transition to Topic 842. The impact from recognizing operating leases on NXT’s Consolidated Balance Sheet is as follows:

Account	Notes	As reported December 31, 2018	Adjustments	Balance on Adoption as at January 1, 2019
Property and equipment	i	$683,157	$(139,725)	$543,432
Right of Use	ii	-	3,535,919	3,535,919
Total Assets		$25,264,268	$3,396,194	$28,660,462

Accounts payable and accrued liabilities	iii	$499,535	$(155,301)	$344,234
Current portion of capital lease obligations	i	42,603	(42,603)	-
Current portion of lease obligations	iv	-	672,087	672,087
Capital lease obligations	i	42,515	(42,515)	-
Long-term lease obligations	iii	-	3,405,894	3,405,894
Other liabilities	iv	362,368	(362,368)	-
Deferred charges	v	79,000	(79,000)	-
Total Liabilities and Shareholders’ Equity		$25,264,268	$3,396,194	$28,660,462

Notes:
i.
Reclassify previously recognized finance leases:
Leases accounted for as finance leases were reclassified to Right of Use Assets and lease liabilities from property, plant and equipment and capital leases, respectively.
ii.
Right of use:
Right of use assets have been recognized for the building lease, aircraft lease and office equipment. Upon transition the building and aircraft right of use assets were calculated on the net present value of future lease payments less deferred charges for the building. The office equipment lease was previously recorded as a finance lease. The unamortized portion of the leased asset was reclassified to right of use assets.
iii.
Lease liabilities:
The Company recognized lease liabilities in relation to leases which had previously been classified as operating. Under the principles of the new standard these leases have been measured at the present value of the remaining lease payments, discounted using the Company’s estimated incremental borrowing rates or implied interest rate in the lease contract. Rates varied between 7.4% and 15.7%. Total lease liabilities of $4,077,981 were recorded as at January 1, 2019, of which $672,087 was the current portion.
iv.
Account payable and other accrued liabilities, Other liabilities:
The deferred gain on sale of the aircraft was reclassified from Accounts payable and other accrued liabilities and Other liabilities to Current portion of lease obligations and Long-term Lease Obligations.
v.
Deferred charges:
The Deferred charges for the office lease have been reclassified to Right of use assets and are being amortized on a straight line basis over the remaining period of the lease.

Although Topic 842 does not have a material impact on the Consolidated Statements of Income (loss) and Comprehensive Income (Loss) or Cash Flows, the change in the accounting of the aircraft lease now has interest expense of $69,776 for the year ended December 31, 2019 being recorded, whereas under Topic 840 that amount was recorded under survey costs. In the Consolidated Statements of Cash Flows under Operating Activities, amortization of deferred gain on sale of aircraft and deferred charges are now presented as Non-cash lease and interest expense, under Topic 842.

[9]

NXT ENERGY SOLUTIONS INC.

Notes to the Audited Consolidated Financial Statements
As at and for the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars unless otherwise stated)

3. Short-term investments

Short-term investments consist of Guaranteed Investment Certificates (“GIC’s”) with originally maturity dates of 90 days to one year from the date of purchase. As at December 31, 2019 all GIC’s had less than one year left before maturity. For December 31, 2019, interest rates ranged from 1.70% to 2.15%. For December 31, 2018, interest rates ranged from 2.10% to 2.15%.

	For the year ended
	December 31,	December 31,
Days to maturity	2019	2018
Less than 90 days	$1,754,302	$-
91 to 183 days	1,218,724	-
183 days to one year	808,486	3,900,000
	3,781,512	3,900,000

4. Accounts Receivable

Accounts receivable are all current as at December 31, 2019.

	For the year ended
	December 31,	December 31,
	2019	2018
Trade receivables	$1,297,792	$-
Other receivables	86,523	61,279
	1,384,315	61,279
Allowance for doubtful accounts	-	-
Net accounts receivable	1,384,315	61,279

The entire Trade receivable is with one client. In March 2020, US$466,000 (CAD$619,128) was received on the outstanding trade receivable as at December 31, 2019.

[10]

NXT ENERGY SOLUTIONS INC.

Notes to the Audited Consolidated Financial Statements
As at and for the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars unless otherwise stated)

5. Notes Receivable

NXT advanced $250,000 USD (the “Note Receivable”) to Alberta Green Ventures Limited Partnership (“AGV”) on a secured basis in September 2019.  The interest rate on the Notes Receivable is the greater of 2% and the rate prescribed under the Income Tax Act (Canada) from time to time, payable monthly in arrears. All interest was collected as at December 31, 2019. AGV secured the Notes Receivable with common shares previously held by AGV.

As per the terms of the Note Receivable, NXT, in its sole and absolute discretion, was entitled to elect to receive any payment made by AGV by way of cash payment, or delivery for cancellation to NXT of the equivalent number of Common Shares having a fair market value equal to the aggregate of such amounts, calculated using the volume weighted average price of the Common Shares as reported and traded on the Toronto Stock Exchange for the five trading days immediately preceding the repayment date.

On December 13, 2019 NXT issued a Direction to Pay to AGV, in which the principle of the Note Receivable would be settled in shares of NXT, however, this did not occur. On April 13, 2020, NXT has cancelled the previous Direction to Pay and has issued a new Direction to Pay to AGV. The April 13, 2020 Direction to Pay has now directed AGV to deliver US$250,000 in cash proceeds as repayment on the principle amount of US$250,000. Interest will begin to accrue until the date on which payment in full of all amounts owing pursuant to the Notes Receivable are received by NXT. NXT may change its Direction to Pay, if NXT so decides, at its sole and absolute discretion to receive the principal repayment by way of Common Shares by application to the Alberta Securities Commission.

Based on the fair market value of the common shares held as collateral the Note Receivable is fully collateralized.

6. Deposits

Security deposits have been made to the lessors of the office building and the aircraft. The aircraft deposit is held in United States Dollars.

	For the year ended
	December 31,	December 31,
	2019	2018
Building	$43,309	$43,310
Aircraft	492,245	517,031
	535,554	560,341

7. Property and equipment

	Cost	Accumulated	Net book
For the period ended December 31, 2019	Base	amortization	value
Survey equipment	$892,637	$646,953	$245,684
Computers and software	1,265,045	1,219,045	46,000
Furniture and other equipment	528,419	509,146	19,273
Leasehold improvements	965,108	598,418	366,690
	3,651,209	2,973,562	677,647

	Cost	Accumulated	Net book
For the period ended December 31, 2018	Base	amortization	value
Survey equipment	$684,890	$628,037	$56,853
Computers and software	1,256,101	1,201,047	55,054
Furniture and other equipment	528,420	504,328	24,092
Leasehold improvements	1,165,108	617,950	547,158
	3,634,519	2,951,362	683,157

[11]

NXT ENERGY SOLUTIONS INC.

Notes to the Audited Consolidated Financial Statements
As at and for the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars unless otherwise stated)

8. Right of use assets

	Cost	Accumulated	Right of
For the period ended December 31, 2019	Base	Amortization	Use
Aircraft	$1,578,774	$256,778	$1,321,996
Office Building	1,799,626	197,426	1,602,200
Printer	17,794	3,973	13,821
Office equipment	139,725	13,973	125,752
	3,535,919	472,150	3,063,769

9. Intellectual property

During 2015, NXT acquired the permanent rights to the SFD® technology for use in the exploration of hydrocarbons from Mr. George Liszicasz and recorded the acquisition as an intellectual property asset on the balance sheet. The asset was recorded at the fair value of the consideration transferred, including the related tax effect of approximately $25.3 million.

The asset is being amortized on a straight line basis over its estimated useful life of 15 years. The annual amortization expense expected to be recognized in each of the next five years is approximately $1.7 million per year for a 5 year aggregate total of $8.5 million.

	For the year ended
	December 31,	December 31,
	2019	2018
Intellectual property acquired	$25,271,000	$25,271,000
Accumulated amortization	(7,300,933)	(5,616,200)
	17,970,067	19,654,800

10. Accounts payable and accrued liabilities

	For the year ended
	December 31,	December 31,
	2019	2018
Accrued liabilities related to:
Consultants and professional fees	$311,635	$151,427
Board of Directors' fees	-	22,500
Deferred gain on sale of aircraft (current)	-	155,301
Payroll (wages payable and vacation pay)	106,529	47,271
	418,164	376,499
Trade payables and other	30,764	123,036
	448,928	499,535

[12]

NXT ENERGY SOLUTIONS INC.

Notes to the Audited Consolidated Financial Statements
As at and for the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars unless otherwise stated)

11. Contract Obligations

The Company has received a deposit of $100,000USD from Alberta Green Ventures Limited Partnership (“AGV’) to be applied to an SFD® survey which is scheduled to be completed by June 30, 2020.

	For the year ended
	December 31,	December 31,
	2019	2018
Contract obligations	$131,386	$-

12. Asset Retirement Obligation

Asset retirement obligations ("ARO") relate to minor non-operated interests in oil and natural gas wells in which NXT has outstanding abandonment and reclamation obligations in accordance with government regulations. The estimated future abandonment liability is approximately $22,000 which is based on estimates of the future timing and costs to abandon, remediate and reclaim the well sites within the next five years. The net present value of the ARO is as noted below, and has been calculated using an inflation rate of 2.0% and discounted using a credit-adjusted risk-free interest rate of 2.5%.

	2019	2018
ARO balance, beginning of the year	$26,778	$56,702
Accretion expense	2,068	2,069
Costs incurred	(7,365)	-
Change in ARO estimates	-	(31,993)
ARO balance, end of the year	21,481	26,778

[13]

NXT ENERGY SOLUTIONS INC.

Notes to the Audited Consolidated Financial Statements
As at and for the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars unless otherwise stated)

13. Lease obligation

	December 31,	December 31,
	2019	2018
Aircraft	$1,680,103	$-
Office Building	1,669,953	-
Printer	13,573	-
Office equipment	42,515	85,118
	3,406,144	85,118
Current Portion of lease obligations	(736,408)	(42,603)
Long-term lease obligations	2,669,736	42,515

Maturity of lease liabilities:
2020	$1,057,776
2021	1,018,789
2022	587,536
2023	367,185
2024	367,185
After 2024	799,333
Total lease payments	4,197,804
Less imputed lease payments	(791,660)
Total discounted lease payments	3,406,144
Current portion of lease obligations	(736,408)
Non-current portion of lease obligations	2,669,736

Leases entered into for the use of an asset are classified as either operating or finance, which is determined at contract inception. Upon commencement of the lease, a ROU asset and corresponding lease liability are recognized on the Consolidated Balance Sheet for all operating and finance leases. NXT has elected the short-term lease exemption, which does not require a ROU asset or lease liability to be recognized on the Consolidated Balance Sheet when the lease term is 12 months or less and does not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise.

[14]

NXT ENERGY SOLUTIONS INC.

Notes to the Audited Consolidated Financial Statements
As at and for the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars unless otherwise stated)

Upon commencement of the lease, ROU assets are measured at the initial measurement of the lease liability adjusted for any lease payments made before commencement date of the lease, less any lease incentives received and include any initial direct costs incurred. Lease liabilities are initially measured at the present value of future minimum lease payments over the lease term. The discount rate used to determine the present value is the rate implicit in the lease unless that rate cannot be determined, in which case NXT’s incremental borrowing rate is used.

Operating lease ROU assets and liabilities are subsequently measured at the present value of the lease payments not yet paid and discounted at the initial discount rate at commencement of the lease, less any impairments to the ROU asset. Operating lease expense and revenue from any subleases are recognized in the Consolidated Statement of Income (Loss) and Comprehensive Income (Loss) on a straight line basis over the lease term. Finance lease ROU assets are amortized over the estimated useful life of the asset if the lessee is reasonably certain to exercise a purchase option or ownership of the leased asset transfers at the end of the lease term, otherwise the leased assets are amortized over the lease term. Operating leases include office building, aircraft and printer. Finance leases include office equipment. Currently there are no subleases.

NXT’s lease contracts include rights to extend leases after the initial term. Rights to extend or terminate a lease are included in the lease term when there is reasonable certainty the right will be exercised. Factors used to assess reasonable certainty of rights to extend or terminate a lease include current and forecasted survey plans, anticipated changes in strategies, historical practice in extending similar contracts and current market conditions.

14. Commitments

Associated with the adoption of Topic 842, all operating leases were recognized on the Consolidated Balance Sheet. Accordingly, operating leases are not included in the commitments table below. The table below is the non-lease operating cost components associated with the costs of the building lease. See Notes 2 and 13 for additional disclosures on leases.

For the fiscal period ending December 31,	Office Premises
2020	$222,069
2021	222,501
2022	222,501
2023	222,501
2024	222,501
1,112,073
2025	166,876
1,278,949

[15]

NXT ENERGY SOLUTIONS INC.

Notes to the Audited Consolidated Financial Statements
As at and for the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars unless otherwise stated)

15. Common shares

The Company is authorized to issue an unlimited number of common shares, of which the following are issued and outstanding:

	For the Year Ended
	31-Dec-19		31-Dec-18
	# of shares	$ amount	# of shares	$ amount
As at the beginning of the year	68,573,558	$96,656,248	58,161,133	$88,121,286
Shares retired during the year	(4,166,667)	(1,343,184)	-	-
Shares issued during the year:
Issuance of Common Stock
on the Private Placement	-	-	10,264,946	8,387,451
Exercise of stock options	-	-	6,667	5,067
Transfer from contributed capital
on the exercise of stock options	-	-	-	6,441
Finder’s fee	-	-	140,812	136,003
As at the end of the period	64,406,891	95,313,064	68,573,558	96,656,248

	For the Year Ended
	31-Dec-17
	# of shares	$ amount
As at the beginning of the year	53,856,509	$85,966,393
Shares issued during the year:
Exercise of stock options	7,334	5,710
Rights Offering, net of issue costs	4,187,290	2,029,867
Stock options proceeds receivable	-	30,285
Shares for Debt	110,000	89,031
As at the end of the period	58,161,133	88,121,286

During the fourth quarter of 2019 the Company purchased 4,166,667 common shares in the capital of the Company at a price of $0.30 per common share for total gross costs of $1.25 million plus related costs of $93,184 from AGV. The 4,166,667 shares were cancelled immediately after they were purchased. This transaction was approved by the Toronto Stock Exchange and the Alberta Securities Commission. AGV’s 3,421,648 warrants expired as of October 31, 2019.

In July 2018, the company completed a private placement. In total, AGV purchased 10,264,946 Units at a price of $0.924 per Unit for total gross proceeds of approximately $9,484,810.

A finder’s fee of 3% of the total amount of the Private Placement, which was paid one half in shares and one half in cash during the third quarter of 2018.

[16]

NXT ENERGY SOLUTIONS INC.

Notes to the Audited Consolidated Financial Statements
As at and for the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars unless otherwise stated)

On November 3, 2017, NXT closed the Rights Offering that had been announced to existing shareholders on September 26, 2017. The Company issued 4,187,290 common shares a price of $0.50 per common share, for aggregate gross proceeds of $2,093,645. Share issue costs of $63,778 were recorded as a reduction to share capital.

During 2017, the Company settled certain accounts payable to a consultant totaling $78,980 by way of issuing 110,000 common shares at a price per share of $0.718. The cost of issuing these shares of $6,149 were recorded as a reduction to share capital.

16. Earnings (Loss) per share

	2019	2018	2017
Comprehensive income (loss) for the year	$3,772,908	$(6,968,511)	$(8,970,398)
Weighted average number of shares outstanding for the year:
Basic	68,156,059	65,455,325	54,523,113
Diluted	68,156,059	65,455,325	54,523,113
Net Income (loss) per share – Basic	$0.06	$(0.11)	$(0.16)
Net Income (loss) per share – Diluted	$0.06	$(0.11)	$(0.16)

In periods in which a loss results, all outstanding stock options are excluded from the diluted loss per share calculations as their effect is anti-dilutive. During 2019 all stock options were out of the money and are not included in the Diluted weighted average number of shares.

[17]

NXT ENERGY SOLUTIONS INC.

Notes to the Audited Consolidated Financial Statements
As at and for the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars unless otherwise stated)

17. Share based compensation

Stock Options:

The following is a summary of stock options which are outstanding as at December 31, 2019.

			Average remaining
Exercise price	# of options	#of options	contractual
per share	outstanding	exercisable	life (in years)
$0.52	100,000	100,000	4.5
$0.59	150,000	100,000	3.8
$1.35	236,900	236,900	0.0
$1.45	37,500	37,500	2.0
$1.48	37,500	37,500	1.5
$1.50	50,000	50,000	1.6
$1.57	30,000	30,000	0.1
$1.73	92,600	92,600	0.9
$1.82	135,000	135,000	0.8
$2.10	300,000	300,000	0.7
	1,169,500	1,119,500	1.4

A continuity of the number of stock options which are outstanding at the end of the current period and as at the prior fiscal year ended December 31, 2019 is as follows:

	For the year ended		For the year ended
	December 31, 2019		December 31, 2018
		weighted		weighted
	# of stock	average	# of stock	average
	options	exercise price	options	exercise price
Options outstanding, start of the period	1,297,000	$1.58	1,648,667	$1.60
Granted	100,000	$0.52	1,150,000	$1.06
Exercised	-	-	(6,667)	$0.76
Expired	(47,500)	$(1.51)	(65,000)	$1.17
Forfeited	(180,000)	$(1.70)	(1,430,000)	$1.21
Options outstanding, end of the period	1,169,500	$1.48	1,297,000	$1.58
Options exercisable, end of the period	1,119,500	$1.52	1,197,000	$1.67

Stock options granted generally expire, if unexercised, five years from the date granted and entitlement to exercise them generally vests at a rate of one-third at the end of each of the first three years following the date of grant.

[18]

NXT ENERGY SOLUTIONS INC.

Notes to the Audited Consolidated Financial Statements
As at and for the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars unless otherwise stated)

Stock based compensation expense (“SBCE”) is calculated based on the fair value attributed to grants of stock options using the Black-Scholes valuation model and utilizing the following weighted average assumptions:

For the period ended	2019	2018	2017
Expected dividends paid per common share	Nil	Nil	Nil
Expected life in years	5.0	5.0	-
Expected volatility in the price of common shares	65%%	65%%	-
Risk free interest rate	1.68%%	1.75%%	-
Weighted average fair market value per share at grant date	$0.52	$1.06	$-
Intrinsic (or “in-the-money”) value per share of options exercised	$-	$0.59	$-

The unamortized portion of SBCE related to the non-vested portion of stock options, which will be recognized in 2020, is approximately $12,582.

18. Income Tax Expense

NXT periodically earns revenues while operating outside of Canada in foreign jurisdictions. Payments made to NXT for services rendered to clients and branch offices in certain countries may be subject to foreign income and withholding taxes. Such taxes incurred are only recoverable in certain limited circumstances, including potential utilization in Canada as a foreign tax credit, or against future taxable earnings from the foreign jurisdictions.

Income tax expense is different from the expected amount that would be computed by applying the statutory Canadian federal and provincial income tax rates to NXT's income (loss) before income taxes as follows:

	2019	2018	2017
Net loss before income taxes	$3,772,908	$(6,968,551)	$(8,894,853)
Canadian statutory income tax rate	26.5%	27.0%	27.0%
Income tax (recovery) at statutory income tax rate	999,821	(1,881,509)	(2,401,610)
Effect of non- deductible expenses and other items:
Stock-based compensation and other expenses	11,609	99,919	156,966
Change in statutory tax rates	918,821	-	962,486
Foreign exchange adjustments	82,433	(131,555)	110,121
Foreign tax credit benefit	-	-	-
Non-taxable portion of capital gain	-	-	(50,525)
Other	43,592	(221,978)	91,668
	2,056,276	(2,135,123)	(1,130,894)
Change in valuation allowance	(2,056,276)	2,135,123	1,130,894
	-	-	-
Income taxes in foreign jurisdictions	-	-	75,545
Income tax expense (recovery)	-	-	75,545

Effective July 1, 2019 the Province of Alberta decreased its corporate tax rate to 11%, with a further reductions to 10% on January 1, 2020, 9% on January 1, 2021 and 8% on January 1, 2022. On December 22, 2017, The Tax Cuts and Jobs Act (the “Act”) was enacted in the United States. This has resulted in a decrease in the US Federal tax rate from 35% to 21%.

[19]

NXT ENERGY SOLUTIONS INC.

Notes to the Audited Consolidated Financial Statements
As at and for the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars unless otherwise stated)

A valuation allowance has been provided for the potential financial statement value of the Company’s deferred income tax assets, due to uncertainty regarding the amount and timing of their potential future utilization, as follows:

	2019	2018	2017
Net operating losses carried forward:
Canada (expiration dates 2027 to 2039)	$6,840,817	$9,563,701	$8,180,209
USA (expiration dates 2020 to 2026)	1,494,711	1,569,976	1,443,729
Timing differences on property & equipment
and financing costs	1,810,789	2,109,557	2,012,709
SRED Expenditures	348,341	396,020	215,303
Foreign Tax Credit	285,772	371,133	371,133
	10,780,430	14,010,387	12,223,083
Intellectual property	(4,133,115)	(5,306,796)	(5,761,674)
	6,647,315	8,703,591	6,461,409
Less valuation allowance	(6,647,315)	(8,703,591)	(6,461,409)

19. Financial instruments

1) Non-derivative financial instruments:

The Company's non-derivative financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, note receivable, accounts payables and accrued liabilities and leases. The carrying value of these financial instruments, excluding leases, approximates their fair values due to their short terms to maturity. NXT is exposed to significant interest or credit risks arising from accounts receivable and notes receivable. For accounts receivable NXT has received advance payments and does not release results of surveys until a substantial portion of the accounts receivable has been paid. For the notes receivable, NXT has secured the note receivable.

NXT is exposed to foreign exchange risk as a result of periodically holding foreign denominated financial instruments. Any unrealized foreign exchange gains and losses arising on such holdings are reflected in earnings at the end of each period.

2) Derivative financial instruments

As at December 31, 2019 and 2018, the Company held no derivative financial instruments.

[20]

NXT ENERGY SOLUTIONS INC.

Notes to the Audited Consolidated Financial Statements
As at and for the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars unless otherwise stated)

20. Change in non-cash working capital

The changes in non-cash working capital balances are comprised of:

	For the year ended December 31
	2019	2018	2017
Accounts receivable	$(1,339,408)	$(1,252)	$(61,657)
Note receivable	(332,175)	-	-
Prepaid expenses and deposits	(31,973)	42,204	59,439
Accounts payable and accrued liabilities	104,745	(899,122)	986,533
Deferred gain	-	-	(155,301)
Contractual obligations	134,116	-	-
	(1,464,695)	(858,170)	829,014

Portion attributable to:
Operating activities	(1,464,695)	(858,170)	829,014
Financing activities	-	-	-
Investing activities	-	-	-
	(1,464,695)	(858,170)	829,014

[21]

NXT ENERGY SOLUTIONS INC.

Notes to the Audited Consolidated Financial Statements
As at and for the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars unless otherwise stated)

21. Geographic information

The Company generates revenue from its SFD® survey system that enables the clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. NXT conducts all of its survey operations from its head office in Canada, and occasionally maintains administrative offices in foreign locations if and when needed. Revenue fluctuations are a normal part of SFD® survey system sales and can vary significantly year-over-year.

Revenues by geographic area were generated solely in Nigeria in 2019, entirely from a single client. There were no revenues in 2018 and 2017.

	2019	2018	2017
Nigeria	$11,976,149	$-	$-

	11,976,149	-	-

22. Survey Expenses

Survey Expenses include the following:

	2019	2018	2017
Aircraft Operations
Charter Hire Revenue Earned	$(613,038)	$(698,211)	$(470,982)
Lease payments	400,847	454,729	304,410
Operating Expenses	1,459,536	1,347,428	1,084,432
	1,247,345	1,103,946	917,860
Survey Projects	1,363,741	-	371,569
	2,611,086	1,103,946	1,289,429

23. Other related party transactions

One of the members of NXT’s Board of Directors is a partner in a law firm which provides legal advice to NXT. Legal fees (including costs related to share issuance) incurred with this firm were as follows:

	2019	2018	2017
Legal Fees	$276,261	$249,218	$172,199

Accounts payable and accrued liabilities includes a total of $146,197 ($5,999 as at December 31, 2018) payable to this law firm. Interest of $1,809 was received from AGV during the year.

In addition, accounts payable and accrued liabilities includes $NIL ($7,461 as at December 31, 2018) related to re-imbursement of expenses owing to an Officer of NXT.

[22]

NXT ENERGY SOLUTIONS INC.

Notes to the Audited Consolidated Financial Statements
As at and for the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars unless otherwise stated)

24. Gain on extinguishment of liability

In 2018 NXT determined that liabilities it had recorded before 2005 were no longer payable. As a result a gain of $185,661 has been recognized on the extinguishment of the liability. No cash was paid.

25. Subsequent events

Covid-19

As of the report date of these consolidated financial statements the Covid-19 pandemic has not had a material effect on the operations of the Company. The Company has made provisions so employees can work from home, suspended all travel, international travelers are to self-isolate for 14 days after return to Canada, and hygiene and social distancing policies are in effect if present in the office. NXT continues to communicate with employees and customers via available communication methods such as tele-conferences and on-line video conferencing.

Demand for our services and prospective revenues may become adversely impacted the longer the Covid-19 Pandemic continues. The impact of the continuation of the Covid-19 Pandemic may hamper our ability to deliver SFD® surveys contracts in the following ways. If restrictions on international travel continue, our aircraft and personal will not be able to perform surveys. An outbreak of the virus among our staff or our customers’ personnel would delay any survey in progress. Business development may be delayed when in-person meetings and technical presentations may be a superior delivery method.

[23]